UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

ACELYRIN, INC.

(Exact name of registrant as specified in its charter)

Delaware	85-2406735
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4149 Agoura Hills, California	91301
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to Be Registered.

On March 12, 2025, the Board of Directors (the “Board”) of ACELYRIN, INC., a Delaware corporation (the “Company”), declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, par value $0.00001 per share (“Common Stock”). The dividend will be paid to the stockholders of record at the close of business on March 24, 2025 (the “Record Date”). Each Right entitles the holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $16 (the “Exercise Price”), subject to certain adjustments. The terms of the Rights are set forth in the Rights Agreement, dated as of March 13, 2025 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A. as Rights Agent (the “Rights Agent”).

The Rights will not be exercisable until the close of business on the earlier to occur of the date that is (i) the 10th day following a public announcement or disclosure and a good faith determination by the Board that a person or a group of affiliated or associated persons has become an “Acquiring Person,” which is defined as a person or group of affiliated or associated persons who, at any time after the date of the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 10% (or 20% in the case of a person who has reported or is required to report their beneficial ownership of the Company’s securities on a Schedule 13G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or more of the Company’s outstanding shares of Common Stock, subject to certain exceptions, and (ii) the 10th business day (or a later date as may be determined by action of the Board before a person or group becomes an Acquiring Person) following the first public announcement of an intention to commence, or following the commencement of, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). Any existing stockholder or group that beneficially owns 10% or more of the Common Stock will be grandfathered at its current ownership level, but the Rights will become exercisable if at any time after the announcement of the Rights Agreement such stockholder or group increases its ownership of shares of the Company’s common stock by an amount equal to or greater than the greater of (i) 10% (or, in the case of passive institutional investors, 20%) and (ii) the sum of the lowest beneficial ownership of such person since the first public announcement of adoption of the Rights Plan plus one share of the Company’s Common Stock. Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

With respect to certificates representing shares of Common Stock outstanding as of the Record Date, until the close of business on the earliest of the Distribution Date, the Redemption Date (as defined below) and the Final Expiration Date (as defined below), the Rights will be evidenced by such certificates for shares of Common Stock registered in the names of the holders thereof, and not by separate Rights Certificates, as described further below. With respect to book entry shares of Common Stock outstanding as of the Record Date, until the close of business on the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date, the Rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock. Until the earlier of the Distribution Date, the Redemption Date and the Final Expiration Date, the surrender for transfer of any shares of Common Stock outstanding on the Record Date will also constitute the surrender for transfer of the Rights associated with such shares of Common Stock, and Rights (and the right to receive certificates therefor) will be transferrable only in connection with the transfer of shares of Common Stock. After the Distribution Date, separate certificates representing the Rights or book entry statements will be mailed to record holders of Common Stock on the Distribution Date, and such separate certificates or book entry statements alone will evidence the Rights.

The Rights, which are not exercisable until the Distribution Date, will expire on the earliest to occur of (i) the close of business on March 12, 2026 (the “Final Expiration Date”); (ii) the time at which the Rights are redeemed as provided in the Rights Agreement (the “Redemption Date”); (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement; and (iv) the time at which the Rights are terminated upon the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board prior to any person becoming an Acquiring Person (the earliest of (i), (ii), (iii) and (iv) is referred to as the “Expiration Date”).

Each share of Preferred Stock will be entitled to receive, when, as and if declared by the Board, a preferential per share quarterly dividend payment equal to the aggregate per share amount of all cash dividends, plus the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of the Company’s Common Stock), declared on the Company’s Common Stock during such quarter, adjusted to give effect to any dividend on any class of Company common stock payable in shares of such class of Company common stock or any subdivision, combination or reclassification of such class of Company common stock. Each share of Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive a preferential liquidation payment equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of the Company’s Common Stock plus an amount equal to accrued and unpaid dividends and distributions on such share of Preferred Stock, whether or not declared, to the date of such payment (adjusted to give effect to any dilution event). The Preferred Stock has been structured so that each share of Preferred Stock has dividend, liquidation and voting rights equal to those of 1,000 shares of Common Stock. Accordingly, the value of one-one thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right approximates the value of one share of Common Stock.

The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. The number of Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment upon certain events occurring before the Distribution Date.

In the event that any person or a group of affiliated or associated persons becomes an Acquiring Person after the date of the Rights Agreement, each holder of a Right, other than Rights beneficially owned by an Acquiring Person (and the affiliates, associates and certain transferees of such Acquiring Person) (which rights will thereafter be null and void), will thereafter have the right to receive upon exercise and payment of the Exercise Price that number of shares of Common Stock (or other equivalent securities) having a market value equal to two times the Exercise Price.

In the event that any person or a group of affiliated or associated persons becomes an Acquiring Person and the Company merges into or engages in certain other business combinations with any person or a group of affiliated or associated persons, or 50% or more of the Company’s consolidated assets or earning power are sold to any person or a group of affiliated or associated persons, each holder of a Right, other than Rights owned by an Acquiring Person (and the affiliates, associates and certain transferees of such Acquiring Person), will thereafter have the right to receive, upon exercise and payment of the exercise price, that number of shares of common stock of the acquiring company having a market value at the time of that transaction equal to two times the Exercise Price.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to such person or group acquiring a majority of the outstanding shares of Common Stock, the Board, at its option, may exchange each Right (other than Rights owned by the Acquiring Person) in whole or in part, at an exchange ratio of one share of Common Stock per outstanding Right (subject to adjustment). No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exchange.

At any time before any person or group of affiliated or associated persons becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (subject to certain adjustments, the “Redemption Price”) and on such terms and conditions as the Board may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights.

Immediately upon the action of the Board electing to redeem or exchange the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Company may amend or supplement the Rights Agreement without the approval of any holders of Rights in order to cure any ambiguity, to correct or supplement inconsistent or defective provisions, or to make any changes to or delete any provision of the Rights Agreement (or adopt any other provisions with respect to the Rights) that the Company deems necessary or desirable. However, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement shall not be amended or supplemented in any manner that would adversely affect the interests of the holders of Rights (other than an Acquiring Person and its affiliates and associates and any transferee of the Acquiring Person or its affiliates and its associates). For the avoidance of doubt, the Company shall be entitled to adopt and implement such procedures and arrangements (including with third parties) as it may deem necessary or desirable to facilitate the exercise, exchange, trading, issuance or distribution of the Rights (and shares of Preferred Stock) as contemplated in the Rights Agreement and to ensure that an Acquiring Person does not obtain the benefits thereof, and amendments in respect of the foregoing shall not be deemed to adversely affect the interests of the holders of Rights.

The Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.

Item 2. Exhibits.

Exhibit Number	Description

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock of ACELYRIN, INC. (incorporated by reference to Exhibit 3.1 of ACELYRIN, INC.’s Current Report on Form 8-K dated March 13, 2025)

4.1	Rights Agreement, dated as of March 13, 2025, between ACELYRIN, INC. and Computershare Trust Company, N.A. as Rights Agent (incorporated by reference to Exhibit 4.1 of ACELYRIN, INC.’s Current Report on Form 8-K dated March 13, 2025)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ACELYRIN, INC.

Date: March 13, 2025	By:	/s/ Amar Murugan
	Name:	Amar Murugan
	Title:	Chief Legal Officer